EXHIBIT 21.1

Subsidiaries of Evergreen Holdings, Inc.

Jurisdiction of
Subsidiary Name	Incorporation/Organization

Evergreen Agricultural Enterprises, Inc.	Oregon

Evergreen Agricultural Products, LLC	Delaware

Evergreen Air Center, Inc.	Oregon

Evergreen Aircraft Sales and Leasing Co.	Nevada

Evergreen Aviation Ground Logistics Enterprises, Inc.	Delaware

Evergreen Equity, Inc.	Nevada

Evergreen Helicopters of Alasaka, Inc.	Alaska

Evergreen Helicopters International, Inc.	Texas

Evergreen Helicopters, Inc.	Oregon

Evergreen International Airlines, Inc.	Oregon

Evergreen International Aviation, Inc.	Oregon

Evergreen Vintage Aircraft, Inc.	Oregon

Syst-tems LogistiX, Inc.	Delaware

Trust created pursuant to the Trust Agreement, dated as of	Delaware
February 25, 1986, as amended and restated pursuant to the Amended and Restated Trust Agreement, dated as of August 31, 1987, as amended on August 31, 1988, and as amended and restated pursuant to the Second Amended and Restated Trust Agreement, dated as of September 29, 1995, as amended by the First Amendment thereto as of May 8, 2003, as amended by the Second Amendment thereto as of January 14, 2004, and as amended by the Third Amendment thereto as of May 10, 2004, among Evergreen International Aviation, Inc. (an assignee of Evergreen Holdings, Inc., as successor to B-747, Inc. and King Christian, Inc.) and Delford M. Smith, as Beneficiaries, and Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee.